Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2006

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__                      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes  ____                          No  __X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1.   February 9, 2006 German Press Release - Chinese Joint Venture

2.   March 7, 2006 German Press Release - 2005 Results Summary

3.   March 9, 2006 German Press Release - 2005 Results

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SGL CARBON Aktiengesellschaft



Date: March 9, 2006                        By:   /s/ Robert J. Kohler
                                                 -------------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                           By:   /s/ Sten Daugaard
                                                 -------------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management

SGL Carbon Signs Joint Venture Agreement in China

o Production of Graphite Foils for the Rapidly Growing Asian Market

Wiesbaden, Germany, February 9, 2006. SGL Carbon recently signed a joint venture agreement with the Chinese firm Sinyuan Industrial Material Co. Ltd., located in Ningbo, south of Shanghai. The agreement covers the manufacture of expanded graphite products for the Asian market. Ownership shares of the joint venture, called SSG Ningbo Co., Ltd., are held 60 percent by SGL Carbon and 40 percent by Sinyuan.

SGL Carbon brings its longstanding production and management experience to the joint venture. The goal in China is to now expand SGL's position as a leading manufacturer of expanded graphite, with plants in the US and Europe, to Asia as well. The products are utilised in particular in the rapidly growing Asian automotive industry, the electronics industry, the chemical industry, as well as in power engineering and refineries.

Sinyuan is one of China's leading manufacturers of graphite materials for the sealing industry. This company brings into the joint venture its production facilities, which have been in operation since 2000, as well as its customer relationships.

Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

Successful Business Year 2005

o Sales +13% to (euro)1,069 million

o EBIT-improvement +91% to (euro)113 million

o Net debt reduced from (euro)322 million to (euro)265 million

o Further earnings increases expected for 2006

Wiesbaden, March 07, 2006. Immediately following the supervisory board meeting approving the financial statements for the fiscal year 2005, SGL Carbon is announcing key figures for 2005. The Company had a successful business year in 2005. Group sales increased by 13% to (euro)1,068.8 million, EBIT increased by 91% to (euro)112.8 million. The return on sales accordingly increased from 6.3% in 2004 to 10.6% in 2005.

All three business units contributed to the favourable operational development. Pre tax profit showed a turnaround from a loss of (euro)-2.9 million to a profit of (euro)47.2 million. Net profit was improved to (euro)28.1 million (2004:
(euro)-4.5 million). Earnings per share increased from a loss of (euro)-1.66 to a positive (euro)0.50. The net profit and positive free cash-flow were used to optimise the balance sheet structure, in particular to reduce debt. Net debt therefore decreased from (euro) 321.6 million at the end of 2004 to (euro)264.7 million at the end of 2005, thus clearly surpassing the Company's target of below (euro)300 million. Gearing was subsequently reduced from 1.2 to 0.8, the equity ratio improved from 20.3% to 27.2%.

Due to the favorable outlook in most customer industries and a good start to the new year SGL Carbon expects to be able to grow sales and earnings in 2006 once again.

At the annual press conference on March 09, 2006 the Company will
1) elaborate on the results of the fiscal year 2005
2) provide an outlook for the first quarter and the full fiscal year 2006 as well as
3) explain the further strategic direction of SGL Carbon

Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

Successful Business Year 2005

o Sales +13% to (euro)1,069 million

o EBIT-improvement +91% to (euro)113 million

o Net debt reduced from (euro)322 million to (euro)265 million

o Further earnings increases expected for 2006

Wiesbaden, March 9, 2006. The economic upswing of our main customer industries had a strong positive effect on SGL Carbon's business development in the fiscal year 2005. For example, group sales increased by 13% to (euro)1,068.8 million. This was due in part to volume growth of 7% while price increases had an effect of 6%. Foreign currency shifts had no impact on group sales. Within the framework of our cost cutting initiative SGL Excellence savings of (euro)21 million were realised in the fiscal year 2005. Accordingly, EBIT increased more than proportionately to sales growth, recording an improvement of 91% to
(euro)112.8 million. Group return on sales therefore increased from 6.3% in 2004 to 10.6% in 2005, meaning that our mid term goal of 8-10% announced at the annual general meeting in 2005 was already surpassed. All three business units contributed to the favorable operational development.

Earnings per share in clearly positive territory
The financial result amounted to (euro)-65.6 million in 2005. The increase of
(euro)3.7 million compared to the 2004 result was mainly due to one-time and partially non-cash items. These resulted from the reduction of the US-dollar credit line and the early payment of the North American antitrust liabilities. Further reasons for higher interest expenses were the interest expenses for our 8.5% interest-bearing corporate bond, which were not included until mid-February 2004 as well as interest rate derivatives, which had been settled in cash. These effects were not compensated by reduced interest payments resulting from a lower financial debt in 2005, but these will have a noticable impact in 2006.

Despite higher burdens from the financial result, SGL Carbon was able to deliver a considerable turnaround into positive territory in its pre tax result and net profit. Pre tax earnings improved from (euro)-2.9 million to (euro)47.2 million. After taxes (tax rate 40%) net profit for the year amounted to (euro)28.1 million (2004: (euro)-4.5 million). Including the loss contribution from the corrosion protection business sold early 2005, the net loss in 2004 was even higher at (euro)86.3 million. Earnings per share was (euro)0.50 in fiscal year 2005 (2004: (euro)-1.66).

Net debt considerably lower than anticipated
The net profit and positive free cash-flow were used to optimise the balance sheet structure, in particular to reduce debt. Accordingly, net debt decreased from (euro)321.6 million at the end of 2004 to (euro)264.7 million at the end of 2005, thus clearly surpassing the Company's target of below (euro)300 million. The reduction was the result of full redemption of our convertible bond, the decrease in the US-dollar credit line and the scheduled amortisation of our European loans. Gearing was improved from 1.2 to 0.8. The improved equity ratio of 27.2% compared to 20.3% in the previous year proves that SGL Carbon now possesses a solid balance sheet structure.

At (euro)87.7 million, operating cash flow was (euro)9.7 million lower than in 2004 due to higher interest payments resulting from the corporate bond and increased tax payments. Free cash flow (before antitrust payments) was unchanged at (euro)57.1 million compared to 2004.

Headcount virtually unchanged
The SGL Carbon Group had a total of 5,263 employees at the end of 2005, comparable to the same level at the end of 2004. While the headcount in Carbon & Graphite decreased, new jobs were created within Specialties in Asia. At SGL Technologies, the number of staff increased by 8% due to the increase in brake disc production in Germany and as a result of strong demand for our products at the American company Hitco.

Improvements in all three Business Units

Carbon and Graphite (CG): Return on sales increases from 15% to 19%
Especially due to favorable cyclical conditions in the steel industry, CG sales increased 15% to (euro)644 million (2004: (euro)562 million) with volumes contributing 7% to the sales growth and price increases having an effect of 8%. Average prices for our key product Graphite Electrodes rose by 13% in US-dollar terms and by 5% in Euro terms with shipments in 2005 reaching a record level of 222,000 (2004: 209,000). Business in Cathodes for the aluminium industry as well as in furnace linings for integrated furnaces developed favorably as well while our Carbon Electrode business remained stable. EBIT in CG increased more than proportionately to sales by 42% to (euro)122 million, resulting in an increase of the EBIT-margin from 15% to 19%. In addition to the strong sales growth, cost cutting programs with savings of (euro)13 million had a positive effect on earnings growth.

Specialties (S): Return on sales substantially increase once again
Sales in the Business Unit S grew by around 7% from (euro)246 million to
(euro)263 million. All customer industries provided positive growth impulses. Above average growth was recorded in invoiced orders in the area Process Technology, which was initially consolidated in the business unit Specialties in 2005. Regionally, Asia and North America showed the strongest growth. In 2005 two additional subsidiaries were founded in India and China as part of our further expansion into Asia. This business unit's EBIT increased by 43% in 2005, from (euro)14 million to (euro)20 million supported by site specific product alignments and the expansion of production in Poland on the cost side. Accordingly, the EBIT margin strengthened from 6% in 2004 to almost 8% in 2005. Cost savings from the SGL Excellence program amounted to (euro)5 million in the fiscal year 2005.

SGL Technologies (T): Significant increase in demand
Sales in SGL Technolgies increased by 19% from (euro)134 million to (euro)159 million due to rising demand in the Carbon-Ceramic Brake Discs, Carbon Fibers, and Industrial Composites. Significant strategic milestones for this business unit in 2005 were the cooperation agreement with Audi for further development of the Carbon-Ceramic Brake Disc and the strategic alliance with Mitsubishi Rayon in Carbon Fiber production. The EBIT in this business unit improved to just above the break even level (2004: (euro)-11 million). In addition to operational improvements and higher cost efficiency, the increase in EBIT was also supported by an earnings contribution from the Audi cooperation agreement.

Corporate Costs significantly below previous year
Corporate Costs were reduced by (euro)1.9 million to (euro)28.8 million in the reported year. Excluding the costs associated with the necessary implementation of control systems for financial reporting in accordance with the US Sarbanes Oxley Act, Corporate Costs would have recorded an even stronger decline.

Outlook: Further sales and earnings increases expected for 2006
SGL Carbon remains optimistic for 2006 encouraged by the confidence in most customer industries. The first quarter 2006 has so far developed very favorably and quaterly EBIT should record an increase of approx. 30% compared to the first quarter 2005. For the full year 2006 SGL Carbon expects group turnover slightly above the already high 2005 level. EBIT is expected to grow more than proportionately to sales, posting a low double digit increase below the growth rate of the first quarter 2006. Given the expected improvement in the financial result, pre tax earnings and net profit in 2006 should record a stronger growth than EBIT and increase more than 50%. This development will have a positive impact on cash flow and further debt reduction and thus build the foundation for further improvements in our corporate ratings for 2006 and beyond. The Company envisages further growth potential especially in Asia as well as from a number of new market opportunities for our technology products in the mid term.

Key figures of the SGL Carbon Group
(audited / in (euro) million)

                                                    Fiscal Year
                                                    -----------
                                                2005         2004        Change
--------------------------------------------------------------------------------
Sales                                          1,068.8        944.0      +13.2%
--------------------------------------------------------------------------------
EBITDA                                           177.9        126.6      +40.5%
--------------------------------------------------------------------------------
EBIT                                             112.8         59.0      +89.9%
--------------------------------------------------------------------------------
Return on Sales (1)                               10.6%         6.3%         -
--------------------------------------------------------------------------------
Financial Result                                 -65.6        -61.9       -5.8%
--------------------------------------------------------------------------------
Pre tax profit                                    47.2         -2.9          -
--------------------------------------------------------------------------------
Net profit/loss from continuing operations        28.1         -4.5          -
--------------------------------------------------------------------------------
Net loss from discontinued operations              0.0        -81.8          -
--------------------------------------------------------------------------------
Net profit/loss                                   28.1        -86.3
--------------------------------------------------------------------------------
Earnings per share (in (euro))                    0.50        -1.66
--------------------------------------------------------------------------------
Operating cash flow (2)                           87.7         97.4
--------------------------------------------------------------------------------

(1)  EBIT divided by sales
(2)  Before antitrust payments, adjusted for currency effects


                                              31. Dec.     31. Dec.
                                                2005         2004        Change
--------------------------------------------------------------------------------
Total assets                                   1,183.3      1,315.7      -10.1%
--------------------------------------------------------------------------------
Equity                                           322.1        267.3      +20.1%
--------------------------------------------------------------------------------
Net debt                                         264.7        321.6      -17.7%
--------------------------------------------------------------------------------
Gearing (3)                                        0.8          1.2          -
--------------------------------------------------------------------------------
Equity ratio (4)                                  27.2%        20.3%         -
--------------------------------------------------------------------------------
Capex                                             44.7         46.3          %
--------------------------------------------------------------------------------
Depreciation                                      65.1         67.6       +4.5%
--------------------------------------------------------------------------------
Number of employees (at year end)                5,263        5,265          0%
--------------------------------------------------------------------------------

(3)  Net debt divided by equity
(4)  Equity divided by total assets

Remarks:

- Effective January 6, 2005, SGL Carbon concluded the sale of its investment in SGL ACOTEC GmbH, which included the Company's Surface Protection business. The effects resulting from this transaction were already recognised in the annual financial statements for 2004. The Process Technology (PT) business remaining in the Group was integrated within the Specialties (S) Business Area together with the Graphite Specialties (GS) business. Only the comparable results of continuing operations are presented in this report.

- The revised IAS 1 "Presentation of financial statements" defines a presentation of current and non-current assets and liabilities as separate groups in the balance sheet. The standard must be used for reporting periods of a fiscal year beginning on January 1, 2005 or later. The Company's consolidated balance sheet was structured accordingly and the previous years' figures adjusted.

- In the Company's consolidated financial statements of December 31, 2005 all subsidiaries and two joint ventures were fully consolidated. As on December 31, 2004, the company had not included 18 subsidiaries and two joint ventures in consolidation and had accounted for them at cost. Prior year presentation was retrospectively adjusted, the effect of which was (euro)0.9 million on both the balance sheet total and the net profit.

- According to IFRS 2, share-based payments such as stock option plans and share bonus programs for employees and members of senior management are included under staff costs effective January 1, 2005. The 2004 numbers have been retrospectively adjusted for these costs to make them comparable to the 2005 results.

- As already discussed at the annual press conference in March 2005, the extraordinary restructuring measures have now been largely completed. Therefore, profit from operations (EBIT) no longer includes a separate presentation of restructuring expenses.




Important Notice:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
-------------
Corporate Communications / Press Office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de